EVERSPIN TECHNOLOGIES, INC.

1347 N. Alma School Road

Suite 220

Chandler, Arizona 85224

November 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Jones

Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

RE:	Everspin Technologies, Inc.

Registration Statement on Form S-3

Filed November 3, 2017

File No. 333-221331

Ladies and Gentlemen:

Everspin Technologies, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on November 13, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Very truly yours,

Everspin Technologies, Inc.

By:	/s/ Jeffrey Winzeler
Jeffrey Winzeler
Chief Financial Officer